January 31, 2019

Robert J. Simmons
Chief Financial Officer
SkyWest, Inc.
444 South River Road
St. George, Utah 84790

       Re: SkyWest, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed on February 26, 2018
           File No. 000-14719

Dear Mr. Simmons:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure